UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Amylin Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032346108

(CUSIP Number)

Eric Sippel

Eastbourne Capital Management, L.L.C.

1101 Fifth Avenue, Suite 370

San Rafael, CA 94901

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032346108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Black Bear Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,531,221
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 4,531,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,531,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.29%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 032346108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Black Bear Fund II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 552,316
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 552,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.40%
14	TYPE OF REPORTING PERSON* 00

Preamble

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on August 3, 2008, as previously amended (the “Schedule 13D”), by Eastbourne Capital Management, L.L.C. (“Eastbourne”), Richard Jon Barry (“Barry”) and Black Bear Offshore Master Fund, L.P. (the “Offshore Fund” and, collectively with Eastbourne, Barry, Fund I (as defined below) and Fund II (as defined below), the “Filers”), relating to shares of Common Stock (the “Stock”) of Amylin Pharmaceuticals, Inc. (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 2. Identity and Background

(a)           Black Bear Fund I, L.P. (“Fund I”) and Black Bear Fund II, L.L.C. (“Fund II”). Fund I and Fund II are now joining the filing, filing jointly with the Offshore Fund, Eastbourne and Barry.

(b)           The business address of Fund I and Fund II is 1101 Fifth Avenue, Suite 370, San Rafael, CA 94901.

(c)           Fund I is a limited partnership. Fund II is a limited liability company. Eastbourne is the investment advisor to both Fund I and Fund II.

(d)           During the last five years, neither Fund I nor Fund II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, neither Fund I nor Fund II was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Please see the cover page for each of Fund I and Fund II’s citizenship.

Item 3. Source and Amount of Funds

The source and amount of funds used in purchasing Stock were as follows:

Purchaser	Source of Funds	Amount

Eastbourne/Barry	Funds under Management	$446,704,819 (1)
Offshore Fund	Working Capital	$312,044,270
Fund I	Working Capital	$121,792,108
Fund II	Working Capital	$12,868,441

(1) Includes the amount used to purchase the shares of Stock beneficially owned by the Offshore Fund, Fund I and Fund II.

Item 4. Purpose of Transaction

On January 30, 2009, Fund I delivered a letter to the Issuer, in compliance with the advance notice requirement in the Issuer’s bylaws and pursuant to the applicable provisions of the Delaware General Corporation Law, informing the Issuer of its proposal to nominate five candidates for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2009 annual meeting of stockholders (the “Annual Meeting”). The nominees are: M. Kathleen Behrens, Marina S. Bozilenko, Charles M. Fleischman, William A. Nuerge and Jay Sherwood. A copy of the press release issued on February 2, 2009, which contains the text of a separate letter to the Issuer’s Board with respect to the reasons for the Filers’ decision to make these nominations, is attached hereto as Exhibit C and is incorporated by reference in its entirety.

Item 5. Interest in Securities of the Issuer

(a), (b) and (d) Fund I and Fund II’s beneficial ownership of Stock on the date of this report is reflected on each of Fund I and Fund II’s cover page. Eastbourne is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients, including Fund I, Fund II and the Offshore Fund, and is deemed to share beneficial ownership of and voting and dispositive power with respect to the shares of Stock beneficially owned by its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Except for the Offshore Fund, no client individually holds more than 5% of the outstanding Stock. By virtue of its control of Fund I, Fund II and the Offshore Fund, Eastbourne is deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Stock beneficially owned by each of Fund I, Fund II and the Offshore Fund. Mr. Barry is the controlling owner and managing member of Eastbourne. By virtue of his control of Eastbourne, Mr. Barry is deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Stock beneficially owned by Eastbourne.

(c) None of the Filers has effected any purchases during the past sixty (60) days.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Eastbourne is the general partner of Fund I and the Offshore Fund and the managing member of Fund II pursuant to agreements of limited partnership or limited liability company agreements between Eastbourne, Fund I, Fund II and the Offshore Fund, respectively. Those agreements provide to Eastbourne the authority, among other things, to invest the funds of Fund I, Fund II and the Offshore Fund, to vote and dispose of Stock and to file this statement on behalf of Fund I, Fund II and the Offshore Fund. Pursuant to those limited partnership and limited liability company agreements, Eastbourne is entitled to allocations based on assets under management and realized and unrealized gains.

In addition, Eastbourne is a party to an engagement letter for financial advisory services between Eastbourne and GCA Savvian Advisors, LLC, which provides for customary compensation for GCS Savvian Advisors including certain fees calculated by reference to the market value of the Stock. The engagement letter is attached hereto as Exhibit D and is incorporated by reference in its entirety.

Item 7. Material to be files as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2009

Eastbourne Capital Management, L.L.C.

By:	/s/ Eric M. Sippel
Eric M. Sippel
Chief Operating Officer

Black Bear Fund I, L.P.
By: Eastbourne Capital Management, L.L.C., its General Partner

By:	/s/ Eric M. Sippel
Eric M. Sippel
Chief Operating Officer

Black Bear Fund II, L.L.C.
By: Eastbourne Capital Management, L.L.C., its Managing Member

By:	/s/ Eric M. Sippel
Eric M. Sippel
Chief Operating Officer

Black Bear Offshore Master Fund, L.P.
By: Eastbourne Capital Management, L.L.C., its General Partner

By:	/s/ Eric M. Sippel
Eric M. Sippel
Chief Operating Officer

/s/ Richard J. Barry
Richard J. Barry

EXHIBIT INDEX

Exhibit B	Amended and Restated Joint Filing Agreement, dated February 2, 2009, among Eastbourne Capital Management, L.L.C., Black Bear Offshore Master Fund, L.P. and Richard J. Barry.

Exhibit C	Press release, issued by Eastbourne Capital Management, L.L.C., on February 2, 2009

Exhibit D	Engagement Letter, dated September 24, 2008 between Eastbourne Capital Management, L.L.C. and GCA Savvian Advisors, LLC and Amendment to the Engagement Letter, dated November 6, 2008.